Exhibit 99.1

Ballard Launches Industry-Leading High-Power Density Fuel Cell Stack for Vehicle Propulsion

VANCOUVER, BC, Sept. 14, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the launch of its FCgen®-HPS product, a high-performance, zero-emission, proton exchange membrane (PEM) fuel cell stack, to provide propulsion for a range of Light-, Medium- and Heavy-Duty vehicles in an industry-leading volumetric high-power density of 4.3 kilowatts per liter (4.3 kW/L). This marks another power density milestone for Ballard over our decades of PEM fuel cell product innovation.

The FCgen®-HPS was fully designed and developed by Ballard to stringent automotive standards in the company's Technology Solutions program with Audi AG ("AUDI"; www.audi.com). Ballard currently holds the right to use the FCgen®-HPS for a variety of applications, including bus, rail, marine, mining, construction and aerospace vehicles, along with stationary power applications. Today Ballard signed a non-binding Memorandum of Understanding with AUDI to expand its right to use the FCgen®-HPS in all applications, including commercial trucks and passenger cars.

FCgen®-HPS high-performance fuel cell stack (CNW Group/Ballard Power Systems Inc.)

In addition to its leading high-power density, the FCgen®-HPS delivers a combination of impressive performance metrics, including:

  High power output: up to 140kW maximum power level, with scalability to multiple power blocks;
  High operating temperature: up to 95oC maximum operating temperature, which allows for more efficient and smaller cooling systems; and
  Rugged cold weather capabilities: -28oC freeze start capability with fast power ramp.

Randy MacEwen, Ballard CEO said, "While governments across the planet are increasingly declaring green hydrogen to play a major role in the path towards net zero carbon, there is also a growing recognition that zero-emission fuel cell systems are well suited to decarbonize a range of motive applications that have historically been difficult to abate. This is true for buses, commercial trucks, trains, and marine vessels where there is a requirement for heavy payload, extended range and rapid refueling. These use cases typically feature return-to-base depot refueling, which reduces the challenge of scaling hydrogen refueling infrastructure. The FCgen®-HPS adds an important high-power density fuel cell stack to Ballard's current product line-up, supporting our efforts to penetrate these large addressable markets, while also improving our long-term positioning for future motive applications, including passenger cars and urban air mobility."

Dr. Kevin Colbow, Ballard CTO noted, "The FCgen®-HPS delivers significant value through advancements made by Ballard in membrane electrode assemblies, or MEAs, and carbon bipolar plates. While the FCgen®-HPS establishes a new industry standard for power density, we continue to move the yard sticks at Ballard on stack design, with continuous improvements on power density, durability, operating parameters, freeze start capabilities, efficiency and total lifecycle costs. At Ballard, we believe we have industry-leading talent to design PEM fuel cell stacks and systems that offer best performance and value for our target markets."

More information regarding the FCgen®-HPS fuel cell stack is available here.

Ballard and AUDI expect to sign definitive agreements in 2020 formalizing the terms of the Memorandum of Understanding referenced above.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. The Company builds fuel cell products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:45e 14-SEP-20